Exhibit 23

Consent of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Park City Group, Inc. and Subsidiaries
Park City, Utah

We consent to the incorporation by reference in the registration statements on Form S-8 and Form S-3, of Park City Group, Inc. and Subsidiaries of our reports dated September 15, 2010 and September 24, 2009, with respect to the consolidated balance sheets of Park City Group, Inc. and Subsidiaries as of June 30, 2010 and 2009 and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the two years then ended, which report appear in the Annual Report on Form 10-K of Park City Group, Inc. and Subsidiaries for the fiscal years ended June 30, 2010 and 2009.

HJ & Associates, LLC
Salt Lake City, Utah
September 13, 2011